FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CARDERO RESOURCE CORP. (the “Issuer”)
Suite 2300, 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3

Item 2.	Date of Material Change

August 23, 2012

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is August 23, 2012. The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports additional drill results from the Sheini Hills Iron Ore Project, Ghana.

Item 5.	Full Description of Material Change

The Issuer reports receipt of multiple high-grade drill results from Phase I drilling at the Issuer’s Sheini Hills Iron Project in northeastern Ghana. New drill results from 6 holes in the northern portion of the drill area have returned high-grade iron intersected from surface to depths of up to 278 metres.

Highlights include Hole 039, which returned 278 metres grading 43.2% iron from surface, including 10.7 metres grading 50.6% iron from surface. Hole 043, located 3.2 kilometres to the south, intersected 166.2 metres grading 37.7% iron from surface, including 107.1 metres grading 42.4% iron from surface. These drill holes are located in folded and faulted zones, supporting the interpretation of higher-grade iron concentrations coincident with structural complexity. In addition, structural thickening in these zones will provide additional in-situ tonnage for the maiden resource calculation, due to be published in Q4 2012.

Results are presented in detail, by drill section, below:

Figure 1: DRILL SECTION 1013600N

Table 1: DRILL SECTION 1013600N

Drill hole	From (m)	To (m)	Thickness (m)	Iron Grade (%)
SCD009	0.0	57.0	57.0	45.7
SCD036	172.0	217.0	45.0	39.5
SCD039	0.0	278.8	278.8	43.2
incl.	0.0	10.7	10.7	50.6
incl.	28.0	51.0	23.0	49.6
SCD045			results pending
Average thickness / hole *			126.9
Weighted average grade*				43.1

Drill hole SCD009 previously reported (NR12-17). *Weighted average thickness and grade is based on full intersections. Reported drill intercepts are based on apparent rather than true thickness as there is insufficient data with respect to the shape of the mineralization to calculate absolute true thickness.

Figure 2: DRILL SECTION 1011200N

Table 2: DRILL SECTION 1011200N

Drill hole	From (m)	To (m)	Thickness (m)	Iron Grade (%)
SCD035	0.0	75.2	75.2	35.1
incl.	0.0	53.2	53.2	38.2
SCD037			results pending
SCD040			results pending
SCD042			results pending
Average thickness / hole *			75.2
Weighted average grade*				35.1

*Weighted average thickness and grade is based on full intersections. Reported drill intercepts are based on apparent rather than true thickness as there is insufficient data with respect to the shape of the mineralization to calculate absolute true thickness.

Figure 3: DRILL SECTION 1010400N

Table 3: DRILL SECTION 1010400N

Drill hole	From (m)	To (m)	Thickness (m)	Iron Grade (%)
SCD025		no significant results
SCD027			not assayed
SCD030			not assayed
SCD034			not assayed
SCD038			not assayed
SCD041			not assayed
SCD043	0.0	166.2	166.2	37.7
incl.	0.0	107.1	107.1	42.4
Average thickness / hole *			166.2
Weighted average grade*				37.7

All results now reported for this drill section. Drill hole SCD025 previously reported (NR12-19). *Weighted average thickness and grade is based on full intersections. Reported drill intercepts are based on apparent rather than true thickness as there is insufficient data with respect to the shape of the mineralization to calculate absolute true thickness.

Figure 4: DRILL SECTION 1008000N

Table 4: DRILL SECTION 1008000N

Drill hole	From (m)	To (m)	Thickness (m)	Iron Grade (%)
SCD016	43.1	103.2	60.1	34.6
SCD019	0.0	3.5	3.5	44.8
and	11.3	53.0	41.7	31.3
SCD021	49.9	148.0	98.1	30.6
incl.	53.0	59.4	6.4	37.8
incl.	67.3	72.4	5.1	40.4
SCD024	0.0	4.3	4.3	48.6
and	60.3	109.9	49.6	39.9
SCD026	10.0	96.5	86.5	31.4
incl.	10.0	30.0	20.0	36.4
incl.	81.2	93.7	12.5	35.6
SCD028	0.0	56.0	56.0	38.8
SCD033	10.0	59.5	49.5	37.2
Average thickness / hole *			63.1
Weighted average grade*				34.2

All results now reported for this drill section. Drill hole SCD016, SCD019, SCD021, SCD026, SCD028 previously reported (NR12-19). *Weighted average thickness and grade is based on full intersections. High-grade surface ferricrete intersections in Hole SCD019 and SCD024 are also excluded as this is a different potential ore-type. Reported drill intercepts are based on apparent rather than true thickness as there is insufficient data with respect to the shape of the mineralization to calculate absolute true thickness.

PHASE I DRILL TESTING

Phase I exploration at the Sheini Hills Iron project has now been completed. The program targeted two main types of potential iron ore, ironstone ridges and surface ferricretes, both being haematite-dominated with negligible magnetite content.

Ironstone Ridges have been tested with 9192.4 metres of diamond drilling. A total of 67 diamond drill holes have been completed to date with results received for the first 30 drill holes.

In Phase I, ironstone ridges were drilled over a strike length of 9 kilometres north-south and along section lines averaging approximately 600 metres east-west. Aggregate apparent ironstone thicknesses range from 3.8 metres in SCD032 to 278 metres in SCD039. Outcropping ironstones over an additional 24 kilometres of strike length have been targeted for future drill-testing.

The Ironstone ridges are composed of two potential ore-types. Higher grade thinly banded ironstones are considered to be primary Rapitan-type ironstones although an epigenetic origin cannot be entirely ruled out. Associated diamictites, sediments of probable glacial origin, are thought to be epigenetic and partially replaced by haematite.

Surface Ferricrete/Detrital Deposits were tested with 1923 metres of reverse circulation drilling.

Detrital iron deposits are found where weathering has eroded bedded iron deposits and deposited ironstone fragments in natural traps formed by topography. Some deposits are loose gravels while others are naturally cemented (hematite conglomerate) and both types are found peripheral to the Sheini Hills ironstone ridges. When rock units break down under the weathering process they are often affected by circulating groundwater under appropriate conditions typically form hard indurated zones such as ferricrete and laterite.

The quality of the iron ore in these deposits depends on the grade and quality of the iron particles making up the clasts in the conglomerate. At Sheini, the ferricrete tends to be composed primarily of the higher-grade, banded-type ironstone, rather than the lower-grade diamictite, which is easily broken down by weathering processes.

RESOURCE ESTIMATE

SRK Consulting has been retained to complete an initial resource estimate. Now that Phase 1 exploration is complete this is underway, with the maiden resource reporting anticipated for Q4 2012.

Figure 5: Maps showing Sheini Property (left) and the Phase I drill program focused in north-central area (right). The drill program focused on diamond drilling of ironstone ridges as well as reverse circulation drilling of surface iron / ferricrete. Section lines are shown for figures 1, 2, 3 and 4. Sections 1009600N, 1008800N, 1007170N and 1006400N contain previously released drill results.

QUALIFIED PERSON

EurGeol Keith Henderson, PGeo, the Issuer’s Executive Vice President and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for portions of this material change report, and has approved the disclosure herein. Mr. Henderson is not independent of the Issuer, as he is an officer and shareholder.

QA/QC

The work program at Sheini is supervised by Christopher White (the Issuer) and Dr. Karel Maly (Aurum Exploration Limited), who together are responsible for all aspects of the work, including the quality control/quality assurance program. On-site personnel at the project rigorously collect and track samples which are then security sealed and shipped to ALS Laboratories, Kumasi, Ghana, for sample preparation, and onward to OMAC Laboratories (an ALS Group Issuer), Ireland, for analysis. OMAC’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Blind certified reference material is inserted at regular intervals into the sample sequence in order to independently assess analytical accuracy.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the timing for and completion of a resource estimate for a portion of the Sheini deposit, business and financing plans and business trends, are forward-looking statements. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Issuer may produce or plan to produce, the Issuer’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer's 2012 Annual Information Form filed with certain securities commissions in Canada and the Issuer's annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Michael Hunter, President & CEO
Business Telephone No.: (604) 331-0096

Item 9.	Date of Report

August 24, 2012